Exhibit 99.1

FAIRFAX  News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, August 30, 2019

FAIRFAX GROUP DONATING US$1 MILLION FOR KARNATAKA FLOOD RELIEF

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U), together with Bangalore International Airport Limited (“BIAL”), is donating an aggregate of US$1 million to aid relief operations in connection with the recent devastating floods in Karnataka, India.

The donation will be made through Fairfax’s affiliate Fairbridge Capital Private Limited (“Fairbridge”) and BIAL (an investee company of Fairfax India), with each of Fairbridge and BIAL contributing INR 35,000,000 (US$500,000 at current exchange rates) to the Karnataka State Disaster Management Authority.

Prem Watsa, Chairman and Chief Executive Officer of Fairfax, commented, “The destruction of property, loss of lives and the impact on livelihood of the people of Karnataka due to the catastrophic rains is extremely saddening. Fairfax extends our deepest condolences to the people impacted by this catastrophe, and wish to support rehabilitation and reconstruction efforts for the people of Karnataka.”

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:	John Varnell, Vice President, Corporate Development at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946